Filed by Lehman Brothers Holdings Inc.

                          Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                        Subject Company:  Neuberger Berman Inc.
                                                  Commission File No. 001-15361


                                                            Date: July 23, 2003

The attached document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Neuberger Berman by Lehman Brothers, including financial and operating results, synergy benefits and any accretion to reported earnings that may be realized from the acquisition; Lehman Brothers' and Neuberger Berman's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (ii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from the those described in the forward-looking statements: (1) whether the stockholders of Neuberger Berman approve the proposed transaction; (2) the satisfaction of the other conditions specified in the merger agreement, including without limitation the receipt of required governmental and other third-party approvals of the proposed transaction; (3) the ability to successfully combine the businesses of Lehman Brothers and Neuberger Berman; (4) the realization of revenue and cost synergy benefits from the proposed transaction; (5) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees; (6) changes in the stock market and interest rate environment that affect revenues; and (7) competition. Lehman Brothers and Neuberger Berman do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

The attached document shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Neuberger Berman's stockholders for their consideration. Lehman Brothers and Neuberger Berman will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Neuberger Berman are urged to read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of Lehman Brothers can obtain more information about the proposed transaction by reviewing the Form 8-K filed by Lehman Brothers in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available.

You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Lehman Brothers and Neuberger Berman, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Lehman Brothers, Investor Relations, 745 Seventh Avenue, New York, New York 10019

(212-526-3267) or to Neuberger Berman, Corporate Communications, 605 Third Avenue, New York, New York 10158 (212-476-8125).

Lehman Brothers, Neuberger Berman and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Neuberger Berman in connection with the proposed transaction. Information about the directors and executive officers of Lehman Brothers is set forth in the proxy statement on Schedule 14A, dated February 28, 2003, for Lehman Brothers' 2003 annual meeting of stockholders. Information about directors and executive officers of Neuberger Berman and their ownership of Neuberger Berman common stock is set forth in the proxy statement on Schedule 14A, dated April 16, 2003, for Neuberger Berman's 2003 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

                                     * * *

The following is a transcript of a conference call held on July 22, 2003 in connection with the announcement of Lehman Brothers' proposed acquisition of Neuberger Berman.

                                     * * *

                   Transcript of Conference Call Discussing
     Lehman Brothers Holdings Inc.'s Acquisition of Neuberger Berman Inc.

                                 July 22, 2003
                                 9:30 a.m. EDT


Coordinator:   Good morning, and welcome to the conference call regarding
               Lehman Brothers' combination with Neuberger Berman. Your lines have been placed in a listen-only mode until the question-and-answer segment. This call is being recorded. If you have any objections, you may disconnect at this time. I would now like to turn the call over to the Director of Investor Relations, Ms. Shaun Butler. Thank you, you may begin.

S. Butler:     Thank you all for joining us this morning. It's important to note this presentation contains forward-looking statements about the proposed transaction and the firm. These statements are not guarantees of future

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

               results. They only represent the firm's expectations, estimates and projections regarding future events. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties, and contingencies and third-party approvals, many of which are beyond our control.

               For more information concerning the risks and other factors that could affect the transaction and the firm, read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to these documents. You will be able to obtain a free copy of the proxy statement/prospectus as well as other filings containing information about Lehman Brothers and Neuberger Berman at the SEC's Internet site, www.sec.gov. Let me now turn the remarks over to Richard Fuld.

R. Fuld: Thanks, Shaun. First off, good morning to all of you. I want to thank you for joining us. We're very excited to announce the combination of Lehman Brothers and Neuberger Berman. Neuberger's world-class capabilities will significantly and profitably expand our scale in the high-margin, private wealth management and mutual fund and institutional



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

               asset management businesses, building on the proven success of our client services segment.

               For this morning's discussion of this transaction, I'm pleased to be joined by Jeff Lane, President and CEO of Neuberger; Bobby Matza, Executive VP and Chief Operating Officer of Neuberger; and from Lehman, Dave Goldfarb, our CFO; and Ted Janulis, Head of our Client Services business, Wealth and Asset Management Division.

               Before we go to questions though, we plan to cover three topics today. First, I will review the strategic rationale behind the Neuberger business combination; next, Jeff Lane will provide an overview of Neuberger's business and financial metrics; then third, Dave Goldfarb will outline the financial implications of this transaction for Lehman Brothers and the business benefits that we expect to derive from this combination.

               Let me begin by outlining the basics of this transaction. As of yesterday, July 21st, 2003, we signed a definitive agreement to purchase Neuberger for an aggregate net consideration of $2.625 billion. That number includes the assumption of Neuberger's debt, net of excess cash on hand. As of yesterday's close, the acquisition consideration will consist of approximately 77% of Lehman stock, with the remaining 23% in cash. Since the transaction requires the approval of Neuberger shareholders as well as certain governmental and other approvals, our expectation is to close the acquisition in our fiscal fourth quarter.

               I'm sure that Jeff is going to reiterate these points, but operationally it's important to note that Neuberger's brand will remain intact, as will its approach to investment management.

               Organizationally, Neuberger will become part of our Wealth and Asset Management Division, and both Jeff Lane and Bobby Matza will be assuming senior positions within the combined firm. Jeff will become a Vice Chairman of Lehman, a member of the Office of the Chairman, Chairman of our Wealth and Asset Management business, and Chairman of Neuberger.

               Bobby will join the firm's management committee and assume the role of President, as well as remaining as the Chief Operating Officer of Neuberger. We're pleased to be working with both Jeff and Bob, and given their broad-based experience within the financial service industry, we feel that they can both make a significant contribution to the combined company.

               As many of you are very much aware, Lehman has continued to implement its overall strategic plan, which has focused on growing shareholder value by building a set of businesses that allows the firm to achieve strong cross-cycle performance and financial metrics at the top of its peer group.

               In general, we have directed our resources to businesses that generate growth, high and sustainable margins, and more annuitized revenue streams. Our strategic objectives have entailed a multiyear build-out in each of our major segments: investment banking, capital markets, and client services, which includes our wealth and asset management activities.

               Over the past five years we have achieved our targets of revenue and earnings growth and diversification through a 50% expansion in our employee headcount. Today, virtually all of that growth has been organic; however, at the same time, we've stated our intention to pursue acquisitions that would accelerate our growth and scale to enhance shareholder value.

               We believe this combination with Neuberger meets this overall strategic objective. Neuberger is one of the largest and most respected independent high-net-worth managers, with an excellent track record of delivering value and performance for its clients. When the current Neuberger footprint is combined with our existing Wealth and Asset Management group, Lehman Brothers will emerge as one of the leading providers of services to that highly desirable marketplace.

               The high-net-worth business is characterized by favorable demographics, a growing demand for services, annuitized revenues, and consistently high and sustained margins; and the size and the breadth of Neuberger's business platform is scarce in today's marketplace and very difficult to build.

               Neuberger also brings us expanding capabilities in the institutional market and provides us with new opportunities in the area of overall mutual funds and alternative investment management, as Jeff will detail in his remarks. The combination of these two well-established brands will result in a wealth and asset management entity with over $100 billion of assets under management, of which more than 40% will represent higher-margin equity assets.

               This total reflects the fact that Neuberger's assets under management have grown to a record high of $63.7 billion as of June 30th, of which $24 billion are assets managed for high-net-worth clients, and $39.7 billion represent the mutual fund, wrap, institutional separate account, and alternative investment businesses. Overall, the combination will result in close to a doubling of our wealth and asset management unit from a revenue perspective, with the addition of these very attractive, high-margin and high-return businesses.

               It also raises the percentage of our revenues from our client services segment to over 21% on a pro forma basis, and that's versus 13% currently, enhancing this segment's revenues by over 75%. It brings our scale in these businesses to a whole new level and enhances our capabilities for significant incremental product distribution opportunities.

               In addition to the direct benefits, which Neuberger brings to our high-net-worth and asset management operations, we believe that Neuberger also significantly enhances our firm's overall strategic positioning. The combination improves our revenue diversification, and it furthers our objective of deriving a higher proportion of our revenues from fee-based activities.

               Neuberger's assets under management have proven to be very stable, even in this difficult market environment, and its revenue base reliable. This combination should reduce our overall revenue volatility and improve the quality of our earnings and further enhance our cross-cycle performance.

               Dave Goldfarb will address the specific financial implications of this transaction, but we clearly believe that Neuberger's business model is extremely attractive from a financial perspective.

               I've already commented on the inherent stability of the fee revenue stream throughout the current downturn. Neuberger's business is neither capital- nor liquidity-intensive, and they operate with a low fixed base that provides significant operating leverage and higher margins and ROEs cross-cycle.

               The market has historically recognized these favorable operating characteristics by granting asset managers, and particularly those with a high-net-worth focus, a premium multiple, and we expect this business to attract an expanded P/E with the combined entity.

               Finally, from a timing perspective, we believe that now is an opportune time for a transaction such as this one. Currently, the valuation gap between our firm and the asset managers is at its narrowest level in the nine years since we've been public, and asset managers as a whole, and Neuberger in particular, have begun to see positive net flows and have actually resumed their growth.

               In considering any acquisition our starting point has always been culture. We believe that the fit with Neuberger is extremely strong for a number of reasons. Neuberger was a partnership until three and a half years ago, and it has focused on a close-knit team, team-oriented culture with significant employee ownership, much like Lehman Brothers.

               Again, like Lehman, Neuberger is extremely focused on creating value for their clients. Their senior management team has significant public company and financial service experience, and the limited overlap or redundancies in our business platforms, along with the close proximity of our operating headquarters, should ultimately ease the integration process.

               The business is all about people; consequently, we've been extremely thoughtful about retention. In addition to our discussions with Neuberger's executive management team, we've also met with a large number of Neuberger's other key employees, and we believe that they are very enthusiastic about this combination.

               As part of the overall transaction, the 32 active Neuberger Berman partners, who actually lead most of the wealth management teams, will convert their Neuberger stock, including approximately 941 million in shares subject to transfer restrictions, into Lehman Brothers' stock and cash, on the same basis as the public shareholders. All of Lehman

               Brothers' stock received in exchange for these restricted shares will continue to be subject to similar transfer restrictions.

               We've also established a $120 million retention pool for key employees, which will be paid in Lehman Brothers' stock with a five-year vesting period.

               Finally, a number of Neuberger's other key employees are also subject to non-solicitation agreements, and we're entering into a number of additional agreements with employees who do not currently have such agreements in place.

               In summary, we regard Neuberger as an ideal partner in all aspects: strategically, financially, and culturally. This combination allows us to move our franchise forward by achieving scale and diversification in businesses that we've targeted for growth. We also share a commonality of purpose, as client-focused organizations that we believe will serve the combined entity extremely well.

               Let me now turn the remarks over to Jeff Lane, Neuberger's CEO, to provide you with his perspective as to why this transaction is so strategically compelling for Neuberger, and to give you a view and an overview of Neuberger's franchise.

J. Lane: Thanks, Dick. It's nice to be back. We've already exchanged hats, so we are well on our way. Let me tell you why I'm excited about this transaction and, at the end, we will be happy to address any questions that any of you have.

               As many of you know, my leadership team and I are very familiar with the Lehman people. As clients and their shareholders of Lehman, we have forged an extremely strong relationship over the years. Bob Matza, our Chief Operating Officer, was CFO of Lehman Brothers and a member of the operating committee. Jack Rifkin, our CIO, was head of equities, and also a member of Lehman Brothers' operating committee; and I worked with Dick Fuld from 1984 through 1989 as President and Chief Operating Officer of Shearson Lehman Brothers.

               Neuberger has a long history - 64 years - of highly successful private wealth and asset management, and I am proud to say that we have weathered the difficult three-year investment environment with our strength intact, and are now in a position to renew our growth.

               In announcing today's transaction, we are choosing the best possible partner in Lehman Brothers, after reviewing four important criteria, including, first, a complementary strategic fit that strengthens our platform and allows us to grow our business better and faster; second, a strong cultural bond between the organizations; third, a fair price for our shareholders to reflect the value we have created; and fourth, a relatively low level of execution risk allows us both to preserve and further enhance the value of the franchise.

               In our assessment, this combination with Lehman achieves all of these criteria, and it represents a compelling strategic opportunity for both firms.

               The partnership we are announcing today allows us to pursue our strategic growth objectives in a far more expeditious fashion by providing additional financial heft, coupled with broader product and geographic experience. We have identified a number of opportunities to offer Lehman's derivatives, private equity, alternative and other asset management products to our current client base, while we were also looking for incremental distribution for Neuberger's products through Lehman's private client group, institutional sales and investment banking platforms.

               Lastly, given the geographic scope of Lehman's franchise, this combination provides us with direct access to an international client base for the first time. I think, as most of you are aware, Neuberger currently is only a domestic company.

               Consequently, in this combination, we expect to see a number of product development opportunities, distribution benefits and synergies, as well as limited integration issues, since Neuberger is a pure add-on to Lehman's existing businesses.

               For our clients, this means a broader array of products and investment opportunities with minimal disruption, and these are also very appealing attributes to our shareholders, including our employees, who represent a significant proportional ownership interest.

               Now let me give you a quick overview of our firm, and then a more detailed description of each of our business units. Founded in 1939 as a New York-based investment advisor and wealth manager, Neuberger had approximately $63.7 billion - which is a record, by the way - in assets under management as of June 30th. The firm was privately held until an initial public offering in October of 1999, and we have grown to a total of approximately 1250 employees.

               We have long provided a diversity of investment styles and products to our clients, all with the primary objectives of wealth preservation and earning a reasonable rate of return. This strategy has worked well. In the face of huge declines in equity markets in recent years, our assets under management have proven to be relatively sticky, while our revenues and earnings have been extremely stable across the cycle.

               One of the most important elements in this success is the strength of our culture, engendered by a high proportion of employee ownership, as is the case with Lehman Brothers. With over 60% of Neuberger's stock held by our current employees and former principals, everyone at Neuberger is motivated to protect and enhance shareholder value. We are truly all partners. It also comes from the broad perspective of our portfolio managers, who have an average of over 20 years of experience.

               Neuberger maintains a highly profitable business model. Our revenues have outpaced the broader market indices and our margins remain among the highest, relative to other asset management franchises. In 2002 we generated $603 million in net revenues, down only 2% from the record net revenue level the public company posted in 2000. Our pretax income in 2002 totaled $208 million, for a pretax profit margin of 34%. We are a very profitable company.

               We remain focused on achieving meaningful long-term growth. To this end, we have maintained strong relative investment performance through a challenging environment. We have sustained positive net cash flows, and we have continued to expand and diversify our investment style and product mix.

               Our businesses incorporate three major segments: private asset management, which we call PAM; mutual fund and institutional; and professional security services, or PSS. The private asset management business manages approximately $24 billion in assets for high-net-worth clients throughout the United States, and it represents the cornerstone of Neuberger's wealth management services.

               PAM's portfolio management teams and sales force currently serve over 17,000 accounts, representing over 6,400 households, with an average relationship size of $3.7 million. Many of these client relationships are multi-generational in nature. We provide our clients with a full array of services, including personalized money management, trust, advisory, and wealth-planning services.

               PAM generates revenues primarily on a fee-based model, which produces a highly sustainable source of income. This business accounted for 50% of Neuberger's total revenues and more than two thirds of our pretax income in 2002, so it's, by far, our most profitable business segment.

               The mutual fund and institutional business, which manages over $39.7 billion in assets as of June 30, generated 37% of Neuberger's revenues in 2002. We currently manage $20.2 billion in 29 open-ended mutual funds, 16 sub-advised funds, and six closed-end mutual funds.

               The institutional component of the business manages $12.3 billion in institutional separate accounts and alternative investment products, while the wrap business as of June 30 was $7.2 billion and growing rapidly. In 2002 we continued to grow this business unit through a combination of small strategic acquisitions, lift-outs, and the introduction of a closed-end fund and alternative investment business.

               Our third segment, professional securities services, offers prime brokerage and corresponding clearing, securities lending and other custodial services. In 2002 PSS accounted for about 14% of our total revenues. Our business model and our consistent approach to client service have produced an unusually stable asset management platform, even in the exceedingly difficult capital markets environment of the past few years. We have now reached an all-time high in assets under management, and the mix of those assets has remained relatively consistent as well.

               Despite difficult market conditions, our net asset flows have remained positive. This reflects several factors, but in particular the growth of our sales force, new product offerings, new distribution channels, and of course performance, where our equity total returns in PAM have exceeded the S&P benchmark over the current year, one-year, two-year, three-year, five-year and ten-year measurement periods; and while we have significantly improved our performance relative to our portfolio benchmarks in the mutual fund and institutional segment as a result of a number of recent portfolio management changes.

               Before I turn the presentation over to Dave, let me emphasize that we are extremely enthusiastic about this partnership. We feel very strongly that the vast array of products offered by Lehman Brothers will provide meaningful opportunities for our clients, and we know that our preeminent private wealth and asset management platform will be an important contributor to the future growth of the combined firm.

               As leaders of Neuberger, Bob Matza and I are looking forward to being a part of this dynamic organization, which Lehman Brothers obviously is, and in order to maximize the benefits of this combination, we've been extremely thoughtful around the retention of our employees and clients.

               Our confidence in this transaction is shown by the fact that our senior management and active founding partners will be exchanging their Neuberger shares primarily for restricted shares of Lehman Brothers. We are convinced that this business combination builds the strongest possible foundation for the future success of Neuberger Berman's clients and shareholders.

               We know the Lehman Brothers leadership team well, and we know they will be an outstanding business partner. I am honored to be a part of this newly combined management team, and look forward to delivering strong combined performance in the future.

               Now let me turn the remarks over to Dave. Dave?

D.Goldfarb:    Thanks, Jeff, and welcome back on board. Before I review the terms of the transaction, let me first put the transaction in the context of the strategic and financial criteria that we have all discussed many times in the past.

               As you know, while to date we have largely chosen to grow organically, we have also looked at a number of acquisition alternatives that would create additional scale in our primary businesses, or that are in complementary asset classes that we understand. In evaluating acquisition opportunities, we have established a strict set of criteria.

               Strategically, we look to enhance our rate of overall growth; continue to diversify our revenue base; and expand our fee-based and high-margin activities. Financially, acquisitions must, among other things, exceed our costs of equity capital; be breakeven from an EPS perspective by year two; and overall, be shareholder-value accretive. Lastly, we look to minimize any execution risk in the transactions we consider.

               We believe the transaction we are announcing with Neuberger is certainly consistent with all of these criteria. As Dick has already noted, we will be acquiring 100% of Neuberger for approximately $2.625 billion in net aggregate consideration, based on yesterday's close, which reflects a price of $41.48 per share, plus $42 million for in-the-money options, less $255 million in excess cash as of June 30, 2003. This consideration excludes $1.6 million in unvested restricted shares in employee compensation plans, as those represent contingent shares based on future service requirements.

               This consideration will consist of $9.49 in cash per share, plus a specified number of Lehman Brothers' shares. Lehman Brothers will be paying a price of $41.48 per share, based on yesterday's close. So long as Lehman Brothers' shares' price during a ten-day averaging period prior to closing is equal to or below $66.51, the exchange ratio will remain fixed at .496.

               If Lehman's share price during the averaging period is greater than $66.51, but not more than $73, the exchange ratio will vary, so that the total consideration will equal $42.50 per share. At prices above $73, the exchange ratio mechanics vary within several trading ranges, with a minimum exchange ratio of .411. Additional information concerning the exchange ratio mechanics and other terms of the transaction are described in the 8-K we filed this morning.

               The total amount of cash that will be paid in the transaction amounts to approximately $650 million. The transaction price per share implies a 20.5% premium to Neuberger's share price as of June 24th, the day before reports of our merger discussions appeared in the financial press.

               The transaction value amounts to 12.7 times the trailing four quarters EBITDA, based on average assets under management of $57.3 billion across these four quarters. This 12.7 times multiple is approximately 6% below the 13.5 times average EBITDA multiple for recent comparable high-net-worth asset management transactions.

               Moreover, Neuberger Berman's assets under management have increased substantially in the last quarter, from $56.3 billion as of March 31st to in excess of $63.7 billion as of June 30th, 2003. On a go-forward basis, Neuberger fees will obviously be based on that higher $63.7 asset base. If their asset base continues at these levels, the run rate EBITDA multiple for the transaction will be significantly lower than comparable transactions at closing. So from a timing perspective, we are announcing this transaction at what appears to be an ideal time, given the convergence in the relative multiples for the two companies, and the fact that Neuberger's assets under management have grown some 13% this quarter by virtue of net inflows and market appreciation.

               Given Neuberger's asset mix, this transaction further leverages the combined entity to improvement in the equity markets. We expect the internal rate of return on this transaction to be well in excess of our cost of equity capital; consequently, this transaction should be accretive to shareholder value.

               From an EPS perspective, we expect the transaction to be slightly dilutive in 2004 and approximately breakeven by 2005, after taking into account what we believe to be conservative amounts of synergies and transaction-related expenses. Furthermore, we believe that the market should recognize the high-quality nature of Neuberger's earnings through an expanded P/E multiple that would contribute to increased shareholder value.

               As Jeff briefly noted, we have already identified a number of opportunities to enhance revenues or reduce costs between the two firms, and have used conservative assumptions in our pro forma analysis.

               In terms of revenue synergies, we expect that access to Neuberger's products among Lehman Brothers' high-net-worth, institutional, and investment banking client base will generate healthy growth in incremental assets into Neuberger's money management products and businesses; and as Jeff also mentioned, our international network of clients will provide Neuberger with access to international distribution capabilities for the first time.

               We also expect Neuberger to serve as a new distribution channel for our alternative investment products and fixed-income investment products. Additionally, we see further opportunities in providing Neuberger's high-net-worth clients with a broad array of capital market products, as well as structured product and hedging capabilities.

               Similarly, we are projecting cost savings related to combination and conversion efficiencies in areas such as clearance and settlement, and information technology infrastructure.

               Beyond those operational synergies, we expect to achieve additional savings through consolidation and rationalization of our combined vendor relationships, and through the elimination of expenses incurred by Neuberger in relation to it being a public company.

               In total, we believe a conservative estimate of the contribution of these revenues and cost synergies to the combined entities' pretax income in 2005 is approximately $100 million, with approximately 60% of these synergies driven by revenues, and we expect these synergies to scale up during 2004, and to achieve approximately half of these synergies by 2004.

               From a balance sheet perspective, we expect that our net leverage and tangible adjusted net leverage will not increase from where we ended the last quarter. From a credit quality perspective, the transaction has been well received by the rating agencies.

               Those are the details, but this acquisition is really about bringing our franchise to the next level by seizing this unique opportunity to enhance our competitive position. It represents a significant build-out of our high-net-worth and asset management platform.

               As we have noted, on a pro forma basis, high-end services segment jumps to 21% of our total 2002 revenues, and the combination adds approximately 10% to our overall revenue base. The transaction should increase our pretax income and the overall quality of our earnings by expanding the proportion of our net income that is derived from annuitized, non-capital-intensive sources. We also expect to derive the benefits of increased diversification and lower earnings volatility, as Dick mentioned.

               Finally, given the high valuation assigned to this business and the larger proportion it represents to our overall franchise, we believe the combination serves to enhance shareholder value.

               In summary, the Neuberger combination is consistent with our strategic and financial objectives and meets all of our acquisition criteria. It also enhances our competitive position in these highly desirable businesses and positions our firm for additional growth and revenue diversification, which should further improve our cross-cycle performance.

               I will now turn it back over to Dick for some concluding remarks.

R. Fuld: We'll go to questions in a minute, but let me just conclude. We're very excited about this combination. It represents a very important step in achieving the critical mass on the fourth leg of our business, client services, particularly in the wealth and asset management area.

               This acquisition is consistent with the strategic objectives that we've discussed in the past. It's about diversification; it's about business synergies, financial metrics, and also, at the end, value creation for all of our shareholders. It broadens our platform and it brings additional scale and stability to the franchise, and that's with the addition of the large and highly regarded high-net-worth business. It brings a scalable mutual fund business, and it broadens our asset management capabilities to complement what we already have in place.

               Let me just say personally, I very much look forward to working with Neuberger's people. As Jeff has said, I've known a lot of them for a long time. In the years ahead of us, our plan is to achieve the growth and productivity targets that we all share in this combined enterprise. So thank you for this part. Let's open up for questions and communicate that to our operators.

Coordinator:   Thank you. One moment, please. Our first question comes from
               Henry McVey. Sir, you may ask your question.

H. McVey:      I just had a couple questions. One was on the purchase price of
               $2.625 billion. That excludes both the restricted stock, and then you didn't give a value of the 1.6 million, the options.
               What's the value on that?

D.Goldfarb:    Henry, it's Dave. Approximately $68 million.

H.McVey: Okay. Then, just two other questions. One was on the IRR. This may be too simplistic, but if you took $144 million of Neuberger in earnings and you divided that by the purchase price, that's like a 5.5% return on invested capital, so I'm trying to justify that with what we think is a higher cost-to-equity for you guys.

               Second, can you just give us detail on the clearing plans and the brokerage that Neuberger had?

D. Goldfarb:   Yes, Henry, I'll take the first part of that. IRR, if you take in the combined earnings of Neuberger and if you add into the synergies that we discussed, you actually get an IRR of approximately 14%. So we can go through the details, if you want, in a follow-up conversation, but again, a way to think about Neuberger's earnings is to look at IBES estimates, and if you factor in some of the synergies, which we said would reach the $100 million pretax by 2005, you'll be able to do consistent arithmetic.

               Bob, do you want to talk a little bit about the clearing business?

B. Matza:      The clearing business is a small business for us, but a good business. We think there are synergies in the prime brokerage side, with the capabilities that Lehman brings to the table. We hope, over time, to bring some of those products and services to our clients; and initially, for those clients on Neuberger's platform, there won't be any changes. Over time we hope to enhance the revenue stream that comes from those clients, as they take advantage of the services and capabilities that Lehman can also provide.

H. McVey:      The research product at Neuberger will still stay intact?

B. Matza:      Correct.

H. McVey:      Okay, thanks.

Coordinator:   Our next question comes from Daniel Goldberg.

D. Goldberg:   Good morning, and congratulations. A couple of questions. First of all, could you just talk a little bit about - I believe there's a $40 million breakup value or termination value; and then also, what other regulatory approvals are necessary, and really what your thoughts are in terms of getting those approvals?

D. Goldfarb:   In the agreement, there is a breakup fee of $95 million, as you'll see in the 8-K that is filed. As far as the approval process, the reason why we do think this won't close until the fourth quarter, we have a number of hurdles, which are Hart-Scott-Rodino; we have to go to various states; and we also have to get approvals from the NASD, New York Stock Exchange, Office of the Control of Currency, and also the State of Delaware banking authorities, as it relates to all the different entities. So it's a process which probably will take us through to our fourth quarter.

D. Goldberg:   In terms of your plans for the mutual fund business, I know I'm making the assumption that the main reason for the deal is more the private asset management business of Neuberger, but can you just give us a little bit more color or detail on what your plans are in terms of expanding the mutual fund business at Lehman?

T. Janulis:    This is Ted Janulis responding to that one. It's right to say that the PAM group is very exciting to us, for a number of reasons. But as we covered, Jeff covered in his remarks, the asset management business has a much larger footprint than what we have currently, historically at Lehman Brothers. So the mutual fund business, the separate account business, the wrap business, are all businesses that we're excited about and look forward to growing.

D. Goldberg:   Then, finally, in terms of Neuberger's, I guess about 1250 employees, any ideas in terms of the number of potential reductions as it relates to the $100 million of cost saves that you mentioned?

D. Goldfarb:   That's not really what the transaction is about. With the
               combined entities of Neuberger and Lehman Brothers, there will be a de minimus amount of job eliminations. The synergies are going to come from two places. One is going to be revenues, as we mentioned, which will be around 60% of the synergies.

               Between the vast array of products Neuberger has and the distribution into our global institutional and high-net-worth client base, it represents great opportunities. Doing the vice-versa trade as well, taking our array of capital market products and putting it into the Neuberger distribution; adding that to our international client base certainly gives us significant upside in synergies. We very conservatively estimated that.

               On the core side, as I mentioned, it's mostly about getting your infrastructure integration, as you would expect. We also have an ability, as a combined firm, to leverage some of our vendor relationships in a pretty economic way; and we also will be, as you would in any combination of two public companies, we will be mitigating the cost of having just one public company versus two. That's really what the synergies are all about.

D. Goldberg:   Thanks a lot, and congratulations.

Coordinator:   Our next question comes from Ken Worthington.

K.Worthington: Good morning. Are there going to be any changes to the way
               Neuberger's PAM business internalizes commissions, or the way or amount Neuberger's mutual fund business pays the Street?

J. Lane:       Jeff Lane. The answer is no.

K.Worthington: Great. My other questions were asked. Thank you.

Coordinator:   Our next question comes from Richard Strauss.

R. Strauss:    Thank you, good morning. I just wanted to know, is there going to be - is there any conflict in the sense that, I believe it was either Smith Barney or Merrill, was feeding a meaningful portion of Neuberger's wrap business, and would that now be an issue in any way, given that Lehman now owns this entity?

J. Lane: Hello, Richard, how are you? This is Jeff. We don't believe that there is a problem. There's an awful lot of precedent - Wall Street has become a very funny place, as you well know, and we all compete, and we all sell each other's products. As long as we maintain high-quality products, we would expect to see distribution remain unchanged.

R. Strauss:    It looks like a substantial portion of profitability came from
               New York for Neuberger. Dave, am I right in thinking the tax rate, which is now about 28% for Lehman, goes maybe to 30 or even slightly north of that, about 30%?

D. Goldfarb:   There will be a slight increase in the overall tax rate; and
               the overall pretax as a relative piece of Lehman is still relatively small. But there will be some effect on it.

R. Strauss:    Then finally, for Dick, just in terms of the timing of this deal - fixed income has been so great for so long - you commented about diversifying your earnings. Maybe you just, because we're halfway through this next period, if you could just give us a sense as to what your view is of bonds right now and how we're doing up to this point, especially given that rates have been backing up for the last couple weeks, few weeks.

R. Fuld: As usual, Richard, that's always a loaded question. I could probably spend the rest of the day talking about that. This trade was more about our view of what we thought the upside was, clearly for the asset-gathering side. This is clearly a trade that I've talked about for a number of years, and I think that we were wonderfully patient in that, to find the best possible partner. This was not about our view of timing around the different business segments, whether it be fixed income or equities.

               Having said that though, I think all of us are very much aware, in the fixed income businesses, that there would be pressure on rates, specifically as the economy picked up, and specifically to fund the deficit today that's a lot larger than it has been in years prior, especially those years where it was a surplus.

               Having said all that, this is not a transaction that was timed to counterbalance or offset any views we had around fixed income, which continues to be a wonderfully strong business for us. I don't think you can ever plan these transactions thinking about trying to diversify a business stream specifically around a specific segment that may have volatility.

               This was about a wonderful sense of timing, where our two organizations came together and we're going to look to grow that combination over time. I would also look for the fixed income business to continue to be a strong contributor.

R. Strauss:    Great. Thank you.

Coordinator:   Our next question comes from Michael Freudenstein.

M.Freudenstein:Good morning. Just a quick question for Jeff. I understand the strategic synergies and rationale on the part of Lehman Brothers, and as for Neuberger as well, but given the recovery in the markets of late, in terms of trying to get the best price for shareholders, why was this the right time for Neuberger to sell?

J. Lane: I think when you make these kinds of strategic decisions, you don't make it for the next quarter or the quarter after, or the quarter after that. One of the things that I've always told you, Michael, is that there are three criteria for Neuberger not being an independent company. One was strategic; one was culture; and one was price; and the last one was price.

               The strategic and cultural fits between our companies was so compelling that, speaking for myself only, I am willing to own Lehman paper, because I think over time Lehman and Neuberger together are much stronger than these two companies separately; so this is a long-term strategic decision that I find exciting and compelling.

M.Freudenstein:Not to sound too much like a word detective here, but the headline of the press release is that you are announcing a strategic combination. It seems like Lehman is buying 100% of Neuberger Berman, so I'm just wondering if there are some technical factors around your choice of that language, with respect to retention.

J. Lane:       No.

M.Freudenstein:The last question would just be, could you tell us what the goodwill is going to be?

D. Goldfarb:   Yes. The significant portion, as you would expect in a
               high-net-worth asset management firm, of the consideration will go into goodwill and intangibles; and of the goodwill and intangibles, we would expect probably around 20% represents other intangibles, things like client lists, which will obviously come in through our P&L, probably over around a 15-year period. So it's fair to assume a significant portion of the purchase price would be goodwill and other intangibles.

M.Freudenstein:Thank you.

Coordinator:   Our final question comes from Glenn Schorr.

G. Schorr:     Thanks very much. Just two parts. One is just little tidbits on retention. I just want to make sure; you mentioned the $120 million is over five years. Could we assume that as 20% a year, or is there some acceleration on performance?

D. Goldfarb:   You could assume it's 20% a year.

G. Schorr:     Got it. In the $941 million in Neuberger stock that gets
               transferred over for the partners, is that currently free to trade, or are there vesting schedules based on that right now?

J. Lane: There are very substantial vesting schedules that basically carry over from when we went from a partnership to a public company. We should not confuse two terms: one is vesting and one is sale. All of the stock is vested. What we have is sales restrictions, and the sales restrictions that we had before, we expect will continue, which is essentially 10% of the founders' stock that they had when we went public.

D. Goldfarb:   Which extends to approximately 2009, as well as the same
               individuals also have non-solicit, non-competes. So we feel very, very comfortable around the retention around the senior people and the senior producers at Neuberger.

G. Schorr:     That helps a lot. The last piece - this might be a real
               technical one - is some asset management franchises that are owned by a broker-dealer or a bank can't own their own stock.
               Last I checked, Neuberger was the 11th-largest holder of Lehman. Has there been any thought towards family ownership?

J. Lane: I think the way it works is that we can own it if we previously owned it; and I think that over time, on the mutual fund side of the business, there would probably be an orderly liquidation. We can't buy any more. On the high-net-worth side, we will not be able to charge a fee of owning Lehman stock and so it goes below the line, but I think you're dealing with de minimis issues.

G. Schorr:     Yes. Appreciate it. Thanks very much.

R. Fuld: I believe that finishes up what we had planned for you. Thank you for listening and thank you for the questions. All of them, as usual, were insightful and thoughtful. Now we have a lot of work to do to put these two firms together, so thank you. Take care. [End of Transcript.]